TabacaleraYsidron, Inc.

100 Europa Drive, Ste. 455

Chapel Hill, NC 27517

September 10, 2014

VIA EDGAR

John Dana Brown, Attorney Advisor

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:         TabacaleraYsidron, Inc.

Amendment No. 6 to Registration Statement on Form S-1

Filed May 15, 2014

File No. 333-192060

Dear Mr. Brown:

We are in receipt of your comment letter dated August 14, 2014 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the staff. For your convenience, the matters are listed below, followed by the Company’s responses:

  General

1.	We note your response to our prior comment 1. Please reconcile the representation in your response letter dated July 8, 2014 that you are a sales broker because you have no control and take no possession of cigars, with your disclosure on page 26 that “[t]he Company has purchased cigars from Plasencia, a cigar manufacturer in Esteli, Nicaragua.” The statement that you have “purchased” cigars seems to indicate both possession and control of those cigars.

RESPONSE:	We have revised the language on page 26 to state that we “have a relationship with Plasencia” as we do not have possession or control of the cigars.

Prospectus Summary

Overview, page 4

2.	Please revise to state the amount of cash on hand as of the most recently practicable date and the date you will run out of funds without the addition of capital.

RESPONSE:	We have revised the amount of cash on hand as of September 2014 to $8084.09.

Our Business

3.	We note your response to our prior comment 3. In light of your disclosure that your commission will consist of the difference between the retail price of your cigars and the sum of the manufacturer’s cost plus a 27% premium for the wholesaler, please disclose the percentage above manufacturing cost, if known, at which you anticipate wholesalers will sell the cigars. Please also provide the material terms of your agreement with LJ Zucca Enterprises and file this agreement as an exhibit to your next amendment.

RESPONSE:

We do not know, nor do we have any control over, how much the wholesaler will charge for our cigars. However, generally speaking, based off of our CEO’s experience in the business, the manufacturer will sell the product to the wholesaler for between 3 and 4 times the cost of the cigars, depending of the popularity and demand for the cigars. The wholesaler will in turn sell the cigars to retailers for 2 to 3 times the price it paid.

Additionally, we have no written agreement with LJ Zucca Enterprises. The terms of our agreement with LJ Zucca Enterprises were verbally negotiated with our former CEO, Steve Ysidron. We have not changed the terms of that agreement since Mr. Ysidron’s departure.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

TabacaleraYsidron, Inc.

By:	/s/ Ramon Tejeda
Name: Ramon Tejeda
Title: President